Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Public Listed Company NIRE 35300010230 CHARTER OF THE FISCAL COUNCIL APPROVED BY THE MEETING OF 3.10.2003 AND AMENDED BY THE MEETINGS OF 7.31.2006, 7.31.2017 AND 2.5.2019 1. CHARTER – The performance of the legal duties of the Fiscal Council (“Council”) of Itaú Unibanco Holding S.A. (“Company”) will be governed by this Charter (“Charter”). 2. COMPOSITION – The Council will comprise at least 3 (three) and at most 5 (five) effective members and an equal number of alternate members, stockholders or not, elected by the General Stockholders’ Meeting. 2.1. In the first meeting following the ratification of the elected Council members by the Central Bank of Brazil, the Fiscal Council will choose, among its members, its Chairman. 2.2. It is incumbent upon the Chairman to preside at the Council’s meetings and represent it before other bodies of the Company, including by attending the General Stockholders’ Meeting to present the Council’s opinions and representations and reply to requests for information and clarifications made by stockholders, without prejudice to the presence and opinion of any of the other Council members. 2.3. In case of absence, incapacity, resignation or death, the effective member will be replaced by their respective alternate member. 2.4. The duties of Council member may not be delegated. 3. RESPONSIBILITIES OF THE FISCAL COUNCIL – It is incumbent upon the Council to perform the responsibilities set forth in Article 163 of Law No. 6,404/76. 4. MEETINGS – The Council will hold ordinary meetings on a quarterly basis. 4.1. It is incumbent upon the Chairman, at their own discretion or at the request of any other Council member, provided it is previously substantiated, to convene extraordinary meetings to resolve upon urgent matters. 4.2. The Council’s meetings will be convened by means of notices that will be sent at least forty- eight (48) hours prior to the meeting via registered mail, telephone or electronic mail. 4.3. The requirement to convene a meeting may be dispensed with when all Council members are present. Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Public Listed Company NIRE 35300010230 CHARTER OF THE FISCAL COUNCIL APPROVED BY THE MEETING OF 3.10.2003 AND AMENDED BY THE MEETINGS OF 7.31.2006, 7.31.2017 AND 2.5.2019 1. CHARTER – The performance of the legal duties of the Fiscal Council (“Council”) of Itaú Unibanco Holding S.A. (“Company”) will be governed by this Charter (“Charter”). 2. COMPOSITION – The Council will comprise at least 3 (three) and at most 5 (five) effective members and an equal number of alternate members, stockholders or not, elected by the General Stockholders’ Meeting. 2.1. In the first meeting following the ratification of the elected Council members by the Central Bank of Brazil, the Fiscal Council will choose, among its members, its Chairman. 2.2. It is incumbent upon the Chairman to preside at the Council’s meetings and represent it before other bodies of the Company, including by attending the General Stockholders’ Meeting to present the Council’s opinions and representations and reply to requests for information and clarifications made by stockholders, without prejudice to the presence and opinion of any of the other Council members. 2.3. In case of absence, incapacity, resignation or death, the effective member will be replaced by their respective alternate member. 2.4. The duties of Council member may not be delegated. 3. RESPONSIBILITIES OF THE FISCAL COUNCIL – It is incumbent upon the Council to perform the responsibilities set forth in Article 163 of Law No. 6,404/76. 4. MEETINGS – The Council will hold ordinary meetings on a quarterly basis. 4.1. It is incumbent upon the Chairman, at their own discretion or at the request of any other Council member, provided it is previously substantiated, to convene extraordinary meetings to resolve upon urgent matters. 4.2. The Council’s meetings will be convened by means of notices that will be sent at least forty- eight (48) hours prior to the meeting via registered mail, telephone or electronic mail. 4.3. The requirement to convene a meeting may be dispensed with when all Council members are present.

CHARTER OF ITAÚ UNIBANCO HOLDING S.A.’S FISCAL COUNCIL OF MAY 2, 2019 Page 2 4.4. The Council’s meetings may be validly installed when at least the majority of the Council’s members are present and the resolutions are made by the majority of the members present, and the Chairman shall have the casting vote in the event of a tie. 4.5. A Council member who dissents from any of the Council’s resolutions may register their dissenting opinion in the minutes of the Council’s meeting, as well as notify it to the management bodies or General Stockholders’ Meeting. 4.6. The meetings may be attended in person or via teleconference or videoconference. The resolutions made in writing, including via electronic mail, will also be considered valid. 4.7. The minutes of the Council’s meetings will be transcribed in the “Fiscal Council’s Minutes and Opinions” Register, which will be kept with the other corporate registers at the Company’s head office. 4.8. Whenever possible, the meeting’s agenda and supporting documentation will be distributed in advance to the Council members. 5. REQUEST FOR INFORMATION, CLARIFICATIONS AND STATEMENTS – The Council, through its Chairman, as a result of a (written and substantiated) request from any of its members, shall request from management bodies or the Company’s independent auditors clarifications or information necessary for the performance of its duties as well as the preparation of special-purpose financial statements; 5.1. Should the Council resolve that the request for information is unfounded, such request will be forwarded to the Company’s management, accompanied by the excerpt of the minutes of the meeting in which it was discussed. 6. DUTIES – The Council members, in addition to performing the legal duties inherent to the position, must base their conduct on high ethical standards, as well as comply with and encourage good corporate governance practices in the Company. 6.1. Any material information related to the Company shall be kept strictly confidential by the Council members if and while it is not officially disclosed to the market 7. OMITTED CASES – Any cases omitted in this Charter will be resolved by the Chairman ad referendum to the approval of the Council. CHARTER OF ITAÚ UNIBANCO HOLDING S.A.’S FISCAL COUNCIL OF MAY 2, 2019 Page 2 4.4. The Council’s meetings may be validly installed when at least the majority of the Council’s members are present and the resolutions are made by the majority of the members present, and the Chairman shall have the casting vote in the event of a tie. 4.5. A Council member who dissents from any of the Council’s resolutions may register their dissenting opinion in the minutes of the Council’s meeting, as well as notify it to the management bodies or General Stockholders’ Meeting. 4.6. The meetings may be attended in person or via teleconference or videoconference. The resolutions made in writing, including via electronic mail, will also be considered valid. 4.7. The minutes of the Council’s meetings will be transcribed in the “Fiscal Council’s Minutes and Opinions” Register, which will be kept with the other corporate registers at the Company’s head office. 4.8. Whenever possible, the meeting’s agenda and supporting documentation will be distributed in advance to the Council members. 5. REQUEST FOR INFORMATION, CLARIFICATIONS AND STATEMENTS – The Council, through its Chairman, as a result of a (written and substantiated) request from any of its members, shall request from management bodies or the Company’s independent auditors clarifications or information necessary for the performance of its duties as well as the preparation of special-purpose financial statements; 5.1. Should the Council resolve that the request for information is unfounded, such request will be forwarded to the Company’s management, accompanied by the excerpt of the minutes of the meeting in which it was discussed. 6. DUTIES – The Council members, in addition to performing the legal duties inherent to the position, must base their conduct on high ethical standards, as well as comply with and encourage good corporate governance practices in the Company. 6.1. Any material information related to the Company shall be kept strictly confidential by the Council members if and while it is not officially disclosed to the market 7. OMITTED CASES – Any cases omitted in this Charter will be resolved by the Chairman ad referendum to the approval of the Council.

CHARTER OF ITAÚ UNIBANCO HOLDING S.A.’S FISCAL COUNCIL OF MAY 2, 2019 Page 3 8. AMENDMENTS – This Charter may be amended by the Council upon proposal by its Chairman or by any of its members, according to the provision in item 4.4. This Charter becomes effective on the date of its approval by the Council and it will be filed at the Company’s headquarters. _____________________ CHARTER OF ITAÚ UNIBANCO HOLDING S.A.’S FISCAL COUNCIL OF MAY 2, 2019 Page 3 8. AMENDMENTS – This Charter may be amended by the Council upon proposal by its Chairman or by any of its members, according to the provision in item 4.4. This Charter becomes effective on the date of its approval by the Council and it will be filed at the Company’s headquarters. _____________________